Mail Stop 3720

October 17, 2007

Mr. Gilmar Roberto Pereira Camurra
Chief Financial Officer
Telecomunicações de São Paulo S.A. - Telesp
Rua Martiniano de Carvalho, 851
01321-001 São Paulo, SP, Brasil

   Re: Telecomunicações de São Paulo S.A. - Telesp
      Form 20-K for Fiscal Year Ended December 31, 2006
      Filed April 16, 2007

Dear Mr. Camurra:

  We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

        Sincerely,

        Larry Spirgel
        Assistant Director